   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2001

                                                         REGISTRATION NO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                DRKOOP.COM, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

            DELAWARE                           7375                          74-2845054
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)         Identification Number)

                         225 ARIZONA AVENUE, SUITE 250
                         SANTA MONICA, CALIFORNIA 90401
                                 (310) 395-5700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                             RICHARD M. ROSENBLATT
                            CHIEF EXECUTIVE OFFICER
                                DRKOOP.COM, INC.
                               225 ARIZONA AVENUE
                         SANTA MONICA, CALIFORNIA 90401
                                 (310) 395-5700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    COPY TO:

                              W. ALEX VOXMAN, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                             LOS ANGELES, CA 90071
                                 (213) 485-1234
                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

     If the only securities being registered on this Form are being offered pursuant to dividend of interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES      AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
         TO BE REGISTERED               REGISTERED          PER SHARE(1)           PRICE(1)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)...      69,600,000             $0.10              $6,960,000             $1,740
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of registration fee, based on the average of the high and low prices for the common stock for the registrant's common stock at $0.105 per share as reported on the Over the Counter Bulletin Board on November 19, 2001, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                 SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2001

                               69,600,000 SHARES

                                DRKOOP.COM, INC.

                                  COMMON STOCK

                             ---------------------

     This prospectus relates to up to 69,600,000 shares of our common stock that the selling stockholders named on pages 28-31 in this prospectus may offer for resale from time to time.

     The registration of the shares does not necessarily mean that any of the selling stockholders will offer or sell their shares.

     Our common stock is traded on the Over the Counter Bulletin Board under the symbol "KOOP.OB" On November 19, 2001, the last reported sale price of our common stock on the Over the Counter Bulletin Board was $0.105 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                The date of this prospectus is November   , 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................
RISK FACTORS................................................
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........
USE OF PROCEEDS.............................................
SELLING STOCKHOLDERS........................................
PLAN OF DISTRIBUTION........................................
LEGAL MATTERS...............................................
EXPERTS.....................................................
WHERE YOU CAN FIND MORE INFORMATION.........................
INCORPORATION BY REFERENCE..................................

                   CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

     References in this prospectus to "drkoop," "Company," "we," "our" and "us" refer to drkoop.com, Inc., a Delaware corporation. "drkoop.com" is a trademark of ours. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                  THE COMPANY

                                DRKOOP.COM, INC.

THE COMPANY

     Our objective is to become a leading provider of science-based, branded healthcare products, services and information to the "Baby Boomer" generation. In order to best serve the Baby Boomers market, management is reorganizing our company into three divisions: e-Business, Home Healthcare and Consumer Products. This new structure is intended to position drkoop to target opportunities management believes are rapidly growing and in which the Dr. Koop brand can be a major competitive differentiator

     Through our E-Business Division, we operate drkoop.com, an Internet-based consumer healthcare network, and certain other websites. Our network consists of a consumer-focused interactive website that provides users with comprehensive health information and services, as well as affiliate relationships with other websites, healthcare organizations and traditional media outlets. Our website, www.drkoop.com, is a healthcare portal which integrates dynamic health content on a wide variety of subjects, interactive communities and tools as well as opportunities to purchase health related products and services online.

     Through our recent acquisition of the operating assets of IVonyx Group Services, Inc., a provider of intravenous infusion services, in August 2001, we entered the home healthcare services market. The Home Healthcare Division will focus on providing treatment options to free patients from the confines of traditional medical facilities. As the Baby Boomer generation and their parents age, home healthcare is becoming an increasingly important and utilized service.

     We recently launched our Consumer Products Division by licensing the Dr. Koop brand for use on certain nutritional supplements. Gemini Pharmaceuticals has agreed to manufacture, market and distribute a branded line of dietary supplements expected for us. The initial line of Dr. Koop branded supplements is to consist of products that address conditions of concern to the aging Boomer generation, such as prostate health, menopause conditions, mental clarity and joint health. However, these supplements are not yet available in most retail channels, and there is a risk that such products will not be widely available in retail channels in the near future. Investing in our common stock involves a high level of risk. See "Risk Factors" beginning on page 8.

PRINCIPAL OFFICES

     Our principal executive offices are located at 225 Arizona Avenue, Suite 250, Santa Monica, California 90401, and our telephone number is (310) 395-5700. Our websites are www.drkoop.com, www.ivonyx.com and www.drdrew.com. Our websites shall not be deemed incorporated by reference in this prospectus.

PRIVATE PLACEMENT

     In August 2001, we completed a private placement of our Series E 8% Convertible Preferred Stock (the "Series E Preferred"). The following summaries of our Series E Preferred and of agreements that we have entered into are qualified by references to the agreements and certificate of designation of our Series E Preferred which we filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2001. We urge our investors to review the full text of those documents which define the rights of the Series E Preferred. The registration statement to which this prospectus relates registers the resale of the shares of common stock underlying our Series E Preferred, as well as the common stock underlying certain warrants to purchase Series E Preferred which were issued to our placement agent in connection with the private placement.

  GENERAL

     We issued an aggregate of $5.2 million of Series E Preferred in connection with our private placement. The offering was made solely to a limited number of accredited investors by way of a private placement exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities

Act") and Regulation D promulgated thereunder. Commonwealth Associates, L.P. ("Commonwealth") acted as placement agent in the private placement. The 520,000 shares of Series E Preferred issued in the private placement are initially convertible into 65,000,000 shares of our common stock reflecting a conversion price of $0.08 per share. This conversion price is subject to adjustments. The placement agent received warrants and other compensation for placing the securities. Please see "Compensation to Placement Agent" for more details.

  SERIES E PREFERRED

     The Series E Preferred, which was issued for an initial issuance price of $10.00 per share, has a liquidation preference of $15.00 per share, plus accrued and unpaid dividends, which is payable upon:

     - a merger or consolidation of our company with or into another corporation or other entity where the stockholders of our company immediately prior to such event do not retain more than a fifty percent (50%) voting power or equity interest in our company or the successor corporation or other entity, as the case may be,

     - a sale of all or substantially all of the assets of our company, or

     - an acquisition of at least fifty (50%) percent or more of the voting power or equity interest in our company by a single person or "group" (as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended).

     We may elect to pay the liquidation amount in shares of our common stock in lieu of cash. The liquidation preference of the Series E Preferred is payable to holders of record of the Series E Preferred before and in preference to any distribution to the holders of the common stock, the Series D 8% Convertible Preferred Stock (the "Series D Preferred") or any other security junior to the Series E Preferred.

     Holders of Series E Preferred are entitled to receive quarterly dividends at the rate of 8% per annum and are payable only when, as, and if declared by our Board of Directors. Such dividends are noncumulative. No dividends may be paid on any common stock, the Series D Preferred or any security junior to the Series E Preferred unless all dividends on the Series E Preferred for past and current dividends have been paid. We may elect to pay dividends in shares of our common stock in lieu of cash.

     The holders of Series E Preferred are entitled to vote their shares of Series E Preferred on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the holders of common stock, except as otherwise required by applicable law. This means that each share of Series E Preferred will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.

     Each of the Series E Preferred stockholders may, at his or her option, convert each share of his or her Series E Preferred, into a number of shares of common stock determined by dividing the face value of the Series E Preferred (i.e., $10.00 per share) by the conversion price, initially $0.08 per share. The Series E Preferred will automatically convert into shares of common stock at the then applicable conversion price upon either a public offering or private placement of our common stock raising gross proceeds in excess of $25.0 million, at a price per share in excess of $1.50 (as adjusted for stock splits, recapitalizations and other similar events). The initial $0.08 conversion price of our Series E Preferred is subject to adjustment for stock splits, recapitalizations and other similar structural events. In addition, the conversion price is subject to adjustment in the event we issue securities at a price per share less than the then current market price of our common stock or the conversion price of these Series E Preferred, subject to certain exceptions. In addition, if the average closing bid price for our common stock for the 20 trading days preceding August 21, 2002 is less than the then applicable conversion price, the conversion price will automatically be reset to such lower price.

     We may, at our option, cause each share of Series E Preferred to convert into shares of common stock at the conversion price at such time as the closing bid price for our common stock has equaled or exceeded twice the conversion price for a period of 20 consecutive trading days, provided that (i) our the common stock is trading on a national securities exchange, the Nasdaq Small Cap, National Market System or the Over the

Counter Bulletin Board, (ii) the shares underlying the Series E Preferred Shares are fully registered for resale pursuant to an effective registration statement and are not subject to any lock-up provisions, and (iii) the number of the Series E Preferred which can be converted in any 30 day period will be limited to the number of shares of common stock underlying the Series E Preferred equal to 10 times the average daily trading volume during the 20-day look-back period set forth above.

     The $0.35 conversion price of our Series D Preferred and the $0.35 exercise price of the common stock warrants we issued in August 2000 in connection with the sale of the Series D Preferred are both subject to adjustment for stock splits, recapitalizations and other similar structural events or in the event we issue securities at a price per share less than the then current market price of our common stock or the then applicable conversion or exercise price of such securities, subject to certain exceptions. Because the conversion price of the Series E Preferred is less than $0.35, we sought and obtained waivers from a majority of the holders of the Series D Preferred and of such common stock warrants. We believe such waivers are binding on all holders of our Series D Preferred in their capacity as such and on each holder of common stock warrants that executed such a waiver. In connection with the consummation of the financing, we received an opinion of our Delaware counsel to the effect that, subject to the assumptions, exceptions, limitations and qualifications set forth in the opinion, a Delaware court, if properly presented with the question, would more likely than not treat the waiver as effective under Delaware law with respect to holders of the Series D Preferred. However, we cannot assure you that a holder of Series D Preferred that does not execute a waiver will not challenge this conclusion, though we intend to vigorously defend against any such challenge.

     Certain of our directors, executive officers and beneficial holders of 5% or more of our common stock or their affiliates purchased shares of the Series E Preferred in this private placement as follows: (1) Prime Ventures, LLC, of which Mr. Rosenblatt, our Co-Chairman and Chief Executive Officer, and Edward Cespedes, our Vice-Chairman and Secretary, are Managing Directors, purchased 25,000 shares, (2) Highview Ventures, LLC, of which Mr. Rosenblatt is the sole Managing Member, purchased 12,500 shares, (3) EKC Ventures, LLC, of which Mr. Cespedes is the Chairman, purchased 1,000 shares, (4) Marshall S. Geller, one of our directors, purchased 20,000 shares, (5) ComVest Venture Partners LP, purchased 62,500, (6) Robert Priddy purchased 113,500 shares, and (7) J.F. Shea Co., Inc. purchased 100,000 shares.

  COMPENSATION TO PLACEMENT AGENT

     In connection with the private placement, we (i) paid to Commonwealth a fee in the amount of $300,000, (ii) reimbursed Commonwealth for its out-of-pocket expenses in connection with the private placement in the amount of approximately $115,000, and (iii) issued to Commonwealth seven-year warrants to purchase 36,000 shares of Series E Preferred, at an exercise price of $10.00 per share, subject to adjustment for stock splits, recapitalizations and other similar structural events (the "Agency Warrants"). The Agency Warrants have a seven-year term and are exercisable in full immediately.

  REGISTRATION RIGHTS

     We have agreed to file a registration statement under the Securities Act with respect to the resale of the shares of the common stock issuable upon the conversion of the Series E Preferred (including the shares of common stock underlying the Series E Preferred issuable upon the exercise of the Agency Warrants). This prospectus relates to the registration of such shares of common stock. We have also agreed to include the shares of common stock underlying warrants to purchase 100,000 shares of our common stock at an exercise price of $2.50 per share that we issued to the plaintiffs in connection with the settlement of a lawsuit captioned F. Dennis Pryor III v. drkoop.com, Inc. et al. in the registration statement to which this prospectus relates.

  CAPITALIZATION FOLLOWING PRIVATE PLACEMENT

     As of November 12, 2001, we had outstanding 51,791,108 shares of common stock and, on an as converted basis (excluding shares of common stock issuable upon the exercise or conversion of stock options and warrants), the shares of Series E Preferred (assuming the exercise of the Agency Warrants and the conversion of the Series D Preferred) represent approximately 36% of our outstanding common stock and, on an as converted basis (excluding shares of common stock issuable upon the exercise or conversion of stock options and warrants), the shares of Series D Preferred and shares of Series E Preferred, together (assuming the exercise of the Agency Warrants and the conversion of the Series D Preferred and Series E Preferred), represent approximately 73% of our outstanding common stock. In addition to the 69,500,000 shares of common stock issuable upon conversion of the Series E Preferred:

     - approximately 72 million shares issuable upon conversion of the outstanding shares of Series D Preferred (assuming no adjustment to the conversion price as a result of the sale of Series E Preferred);

     - approximately 27 million shares issuable upon the exercise of the options outstanding pursuant to stock-based compensation plans or to consultants, of which approximately 13 million have exercise prices of $0.35 per share, approximately 7 million have exercise prices of more than $0.35 per share, and approximately 7 million have exercise prices below $0.35 per share (including options that are subject to future vesting requirements);

     - approximately 27 million shares issuable upon exercise of warrants that we issued in August 2000, with an exercise price of $0.35 per share (assuming no adjustment to the exercise price as a result of the sale of Series E Preferred);

     - approximately 3 million shares issuable upon the exercise of other warrants held by present and former business partners, with exercise prices ranging from $0.35 per share to $8.60 per share;

     - 100,000 shares issuable upon the exercise of warrants, with an exercise price of $2.50 per share, which we issued pursuant to a settlement agreement we entered into in connection with the settlement of a lawsuit; and

     - approximately 4 million shares issuable upon the exercise of warrants, with an exercise price of $2.50 per share, which we have agreed to issue pursuant to a tentative settlement agreement we entered into in connection with a class action lawsuit.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations or financial condition could suffer. In any such case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS AND SAFE HARBOR STATEMENT

     Investors are cautioned that this prospectus contains forward-looking statements that involve risks and uncertainties, including the following: (i) our plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of management and the Board of Directors;
(ii) our plans and results of operations will be affected by our ability to manage our growth and working capital; (iii) our business is highly competitive and the entrance of new competitors or the expansion of the operations by existing competitors in our markets could adversely affect our plans and results of operations. The risk factors described below are not a comprehensive list of risk factors that apply to our business. These risk factors include certain risks that are becoming applicable to our business as we implement our expanded business model, which includes our recent acquisition of IVonyx and offering other products and services in the offline health and wellness market that we have not previously offered.

RISKS RELATED TO OUR BUSINESS

  We believe we will require additional financing to meet our operating obligations and continue our operations prior to the end of the 2001 fiscal year or the first quarter of 2002, and our ability to raise further financing is uncertain.

     Following the closing of the IVonyx transaction, we encountered problems relating to the transition of the business from IVonyx to our Dr. Koop LifeCare subsidiary that we had not anticipated. These problems included a decrease in the amount of initial sales from the level of sales we had anticipated (and from the level of sales that IVonyx had experienced in the months prior to the acquisition) as well start-up expenses that substantially exceeded those we had budgeted. For example, during the period following the acquisition we advanced approximately $722,000 to cover obligations that had been incurred by IVonyx prior to the closing of the transaction. Although we did not assume these liabilities of IVonyx in connection with the acquisition, IVonyx's liquidity restrictions prevented IVonyx from paying these obligations (which consisted primarily of unpaid employee salaries and amounts owed to trade creditors of the business), and we advanced these amounts to prevent the Dr. Koop LifeCare business from being materially adversely effected. In addition, we have provided billing and collection services for IVonyx of approximately $153,000 through September 30, 2001. We have requested reimbursement for these amounts and anticipate that we will be repaid for a portion of these amounts beginning in the first quarter of 2002 after IVonyx's secured lenders have been repaid (the source of such repayment is expected to be from accounts receivable of IVonyx generated prior to the closing date); however, there can be no assurance that IVonyx will be able to or will pay us these amounts by the end of the first quarter of 2002, or at all. Because of the liquidity problems of our Dr. Koop LifeCare subsidiary, we have incurred in excess of $1 million of unanticipated expenditures relating to the Dr. Koop LifeCare business, which has resulted in a significant cash flow strain for us. As a result, we now believe that we will need to obtain additional debt or equity financing (in addition to the amounts we are able to borrow under Dr. Koop LifeCare's working capital facility) by the end of the 2001 fiscal year or the first quarter of 2002 in order to meet our operating obligations and continue our operations. We are currently exploring several alternatives to address our liquidity needs.

     We may also need to raise additional funds to meet known needs or to respond to future business contingencies which may include the need to:

     - fund more rapid expansion;

     - fund additional capital or marketing expenditures;

     - develop new or enhance existing editorial content, features, services and products;

     - enhance our operating infrastructure;

     - respond to competitive pressures; or

     - acquire complementary businesses or necessary technologies.

     If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders or debtholders.

  Our common stock has been delisted from the Nasdaq National Market and our stock price has been volatile.

     On April 30, 2001 our common stock was delisted from the Nasdaq National Market due to our failure to comply with Nasdaq's $1.00 per share minimum bid price and net tangible asset requirements. Our common stock currently trades on the Over the Counter Bulletin Board maintained by the National Quotation Bureau, Inc. This is generally considered to be a less efficient trading market, and our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.

  Anti-Dilution and Other Provisions of Series D Preferred Stock and Warrants.

     Under the terms of our outstanding Series D Preferred, subject to certain exceptions and in the absence of appropriate waivers, in the event we issue securities at a common stock equivalent price per share of less than $0.35, the conversion price per share of our outstanding Series D Preferred will be reduced to the common stock equivalent price of such new securities. The warrants which we issued in August 2000 to purchase an aggregate of 27,278,997 shares of common stock for an exercise price of $0.35 per share have similar anti-dilution provisions. In addition, the terms of our Series D Preferred prohibit the authorization or issuance of securities senior to the Series D Preferred, in the absence of appropriate waivers. Because the conversion price per share of the Series E Preferred is less than $0.35, we sought and obtained waivers from a majority of the holders of the Series D Preferred and of such common stock warrants. We believe such waivers will be binding on all holders of our Series D Preferred in their capacity as such and on each holder of common stock warrants that executed such a waiver. In connection with the consummation of the Series E Preferred financing, we received an opinion of our Delaware counsel to the effect that, subject to the assumptions, exceptions, limitations and qualifications set forth in the opinion, a Delaware court, if properly presented with the question, would more likely than not treat the waiver as effective under Delaware law with respect to holders of the Series D Preferred. However, we cannot assure you that a holder of Series D Preferred that does not execute a waiver will not challenge this conclusion, although we intend to vigorously defend against any such challenge.

  We have a limited operating history and has not attained profitability and expects to continue to incur losses in the foreseeable future.

     Since inception, we have incurred significant losses and negative cash flow, and as of September 30, 2001 we had an accumulated deficit of $207.2 million. We have not achieved profitability and expects to continue to incur operating losses for the foreseeable future as we fund operating and capital expenditures in the areas of implementing our new business model, advertising, promoting the Dr. Koop brand, developing content on our website, sales and marketing, and operating infrastructure. Although we are in the process of implementing an expanded business model through the creation of our consumer products and home healthcare segments, until recently, our business model had assumed that consumers would be attracted to and use health information and related content available on our online network which would, in turn, allow the opportunity to sell advertising and sponsorship designed to reach those consumers. We are cognizant of the decline in the Internet advertising market and is restructuring our business to reduce our dependence on advertising revenues in the future. The Internet-based business model that we had, until recently, pursued since inception was not successful and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future or be inconsistent with the expectations of the public market. We have received a report from our independent auditors for our fiscal year ended December 31, 2000 containing an explanatory paragraph that describes the uncertainty as to our ability to continue as a going concern due to our historical negative cash flow and because, as of the date they rendered their opinion, we did not have access to sufficient committed capital to meet our projected operating needs for at least the next twelve months.

  Our business is difficult to evaluate because we have an extremely limited operating history.

     We were incorporated in July 1997 and launched our Internet operations in July 1998. Accordingly, we have an extremely limited operating history. An investor in our common stock must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies with limited capital in new and rapidly evolving markets, including the Internet market. These risks and difficulties include our ability to:

     - attract a larger audience of users to our Internet-based consumer health network;

     - implement our expanded offline business model through the creation of our consumer products and home healthcare divisions;

     - enter markets in which we have not previously operated, including the consumer products and home healthcare markets;

     - increase awareness of the Dr. Koop brand;

     - strengthen user loyalty and increase the number of registered users;

     - offer compelling online content, services, products and e-commerce opportunities;

     - maintain our current, and develop new, affiliate and commerce relationships;

     - attract a large number of advertisers who desire to reach our users;

     - respond effectively to the offerings of competitive providers of health information on the Internet;

     - continue to develop and upgrade our technology;

     - attract, retain and motivate qualified personnel; and

     - develop new online and offline revenue streams in areas such as consumer products, home healthcare, physician services, market research, licensing of tools and other technology and international opportunities.

     We cannot assure you that our business strategy will be successful or that we will successfully address any of these risks or difficulties. If we fail to address adequately any of these risks or difficulties, our business would likely suffer.

  We currently have litigation pending against us and we cannot predict the outcome of such litigation.

     Our counsel has also received letters from a representative of a regional office of the United States Securities and Exchange Commission (the "SEC") stating that the SEC is investigating the events and circumstances surrounding the allegations in the Consolidated Action, and asking that voluntarily provide the SEC with information regarding such events and circumstances. The SEC letters state that the SEC's request for information should not be construed as an indication by the SEC that any violation of the federal securities laws has occurred. The investigation described in the letters was commenced by order of the SEC dated August 16, 2000. We have responded to the letters. In June of 2001, the SEC began taking deposition testimony from various individuals whom the SEC believes have personal knowledge of the events under investigation. We have voluntarily cooperated with the SEC with regard to these depositions.

     We are a defendant in a lawsuit in the Superior Court for the State of California and the County of Los Angeles, Central District captioned Sunrise International Leasing Corporation vs. drDrew.com, Inc. et al. The lawsuit, which was filed on March 2, 2001, by Sunrise International Leasing Corporation, alleges that we wrongfully took possession of certain equipment owned by Sunrise and seeks monetary damages and return of the equipment. We believe that the claims alleged in this matter are without merit and intends to defend the lawsuit vigorously.

     We and certain of our prior officers and directors and one of our current directors are defendants in a class action lawsuit in the United States District Court for the Southern District of New York captioned Gertsberg vs. drkoop et al. and two nearly identical actions. The lawsuits, which were filed on July 11, 2001, have been brought on behalf of a purported class of purchasers of our common stock between June 8, 1999 and December 6, 2000. The complaint alleges that the defendants violated federal securities laws by issuing and selling common stock pursuant to our initial public offering without disclosing to investors that some of the underwriters in the offering, including the lead underwriters, had solicited and received undisclosed and excessive commissions from certain investors. Similar lawsuits have been filed with respect to a large number of companies, which completed their initial public offerings in 1999 and 2000. We believe that the claims alleged in the lawsuit are primarily directed at the underwriters of our initial public offering and, as they relate to us, are without merit. We intend to defend the lawsuit vigorously.

     We are a defendant in a lawsuit in the Superior Court for the State of California of the County of Los Angeles, West District, captioned Transamerica Business Credit Corporation vs. drkoop.com, Inc. The lawsuit, which was filed on July 3, 2001, alleges that we wrongfully took possession of certain leased equipment owned by Transamerica and seeks monetary damages in excess of $1.75 million and return of the equipment. The parties are currently in settlement negotiations.

     We cannot predict the outcome of the litigation matters described above or the extent to which the costs of defense and any settlement or award will be covered by our insurance policies. An adverse determination on one or more of these matters could result in a material adverse effect on our financial condition and results of operations.

  Our business is changing rapidly, which could cause our quarterly operating results to vary and our stock price to fluctuate.

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. If we have a shortfall in revenues in relation to our expenses or if expenses precede increased revenues, then our business would suffer and we may not be able to finance our growth plans for our business or to pay expenses in a timely manner. This would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance. These conditions existed in the quarter ended September 30, 2001.

     Important factors which could cause our results to fluctuate materially include:

     - our ability to raise sufficient capital and generate sufficient revenue to continue to fund our existing operations and to implement our new business model, including our plans in the consumer products and home healthcare areas;

     - our ability to attract patients for our home healthcare business;

     - the ability to develop new revenue streams;

     - our ability to attract and retain users to our websites and maintain traffic levels on the websites;

     - the ability to attract and retain customers and maintain customer satisfaction for our existing and future on and offline offerings;

     - the ability to upgrade and develop our systems and infrastructure, to prevent technical difficulties or system unavailability, and attract new personnel in a timely and effective manner and introduce new services or products;

     - the ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

     - the ability to attract and retain advertisers and sponsors and maintain advertiser and sponsor satisfaction and the ability to attract new business partners, many of whom have become unsure of our long term viability based on recent adverse press coverage.

     Our revenues for the foreseeable future will remain principally dependent on patient revenues from our home healthcare segment and on user traffic levels, and advertising and sponsorship activity, as well as on our offering of products and services in the health and wellness market that we have not previously offered. Such future revenues are difficult to forecast.

  Our expanded business model contemplates developing and offering products and services that we have not previously developed and offered, and we may not be able to derive incremental revenues from these offerings.

     Our expanded business model contemplates that we will develop, offer and license our brand in connection with products and services targeting segments of the health and wellness market, both online and offline, that we have not previously developed or offered. For example, we recently launched our home healthcare business, and through our consumer products segment, we intend to target consumers for sales of Dr. Koop branded health and wellness products, and we recently began offering home infusion services to consumers. We have not previously developed or offered these types of products or services, and there can be no assurance that these offerings will be successful or generate sufficient revenue for us to meet our operating obligations.

  Our recent acquisition of IVonyx involves numerous risks.

     Our acquisition of the operating assets of IVonyx involves the partial integration of two companies that have previously operated independently. Our basic operations and those of Dr. Koop LifeCare remain essentially independent, but portions of the administrative and support aspects of Dr. Koop LifeCare were consolidated with those of our company. The combination of the companies requires, among other things, integration of the companies' management staffs, coordination of the companies' sales and marketing efforts, and identification and elimination of redundant and/or unnecessary overhead. We have retained the services of G. Peter Molloy, Jr., the former President and Chief Executive Officer of IVonyx, to serve as our President. We previously have not provided home infusion therapy services and our current management team may not be able to perceive all of the risks inherent in a home infusion therapy business. No assurance can be given that we will not encounter difficulties in operating our Dr. Koop LifeCare business or in integrating the administrative and support functions of the two companies or that the benefits expected from such operation and integration will be realized. Achieving these anticipated business benefits will depend in part on whether the operations of the Dr. Koop LifeCare business can be integrated with our operations in an efficient, effective and timely manner. There can be no assurance that this will occur, and we have encountered unexpected costs in connection with the Dr. Koop LifeCare business as we incurred approximately $722,000 of expenses of IVonyx as of September 30, 2001. Although these obligations had not been assumed by us, we believe we needed to cover these expenses to prevent our Dr. Koop LifeCare business from being materially adversely affected. Additionally, Dr. Koop LifeCare has provided billing and collection services for IVonyx of approximately $153,000 through September 30, 2001. We expect to collect these amounts in the first quarter of 2002, although there can be no assurance that IVonyx will be able to pay or will pay us these amounts by the end of the first quarter of 2002, or at all. Such unexpected costs incurred in connection with such operations or integration, or any delay relating to such integration could have a material adverse effect on our business, results of operations or financial condition.

     Under the terms of the purchase agreement, we did not assume the liabilities of IVonyx except with respect to certain enumerated liabilities which we have specifically agreed to assume (although as described above, we elected to cover certain obligations of IVonyx which we did not assume for which we expect to be reimbursed). IVonyx has informed us that it intends to liquidate following the closing of the IVonyx transaction. It is possible that creditors of IVonyx who are not paid in full may seek to recover claims they may have against IVonyx from us. Although we would challenge the validity of such claims, there is no assurance that we will be successful and we may incur legal fees and other expenses in connection therewith. Further, while the purchase agreement allows us to seek indemnification from IVonyx for such claims, there can be no assurance that IVonyx will have sufficient assets to satisfy any of its indemnification obligations to us.

  Acquisitions could harm our business.

     We acquired drDrew.com, Inc. in October 2000 and the assets of StayfitUSA, LLC in March 2001, and in August 2001, we purchased the operating assets of IVonyx. We expect to experience difficulty in integrating the personnel, products, technologies or operations of these companies. For example, we recently determined that it was not in our immediate interests to focus on the StayFitUSA business model, and we have unwound that transaction. Assimilating acquired businesses involves a number of other risks, including, but not limited to:

     - the potential disruption of our businesses;

     - the potential impairment of relationships with our employees, customers and strategic partners;

     - the additional expense associated with a write-off of a portion of goodwill and other intangible assets due to changes in market conditions, the U.S. and global economy or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

     - unanticipated costs or the incurrence of unknown liabilities;

     - the need to manage more geographically-dispersed operations, such as the offices we acquired from IVonyx, located in Michigan, Illinois, Tennessee, Louisiana and New Jersey;

     - diversion of management resources from other business concerns;

     - the inability to retain the employees of the acquired businesses;

     - adverse effects on existing customer relationships of acquired companies;

     - the difficulty of assimilating the operations and personnel of the acquired businesses;

     - our inability to incorporate acquired technologies successfully into our Internet infrastructure services; and

     - the inability to maintain uniform standards, controls, procedures and policies.

     If we are unable to successfully address any of these risks for future acquisitions, our business could be harmed.

  We depend on our business relationship with our manufacturer and distributor, Gemini Pharmaceuticals.

     We have entered into a limited exclusive manufacturing and distribution agreement with Gemini Pharmaceuticals to manufacture, market and sell the Dr. Koop branded line of dietary supplements within a specified market segment. Under the agreement, Gemini is required to pay us a royalty fee to be mutually agreed upon on a per product basis based on net sales revenues generated by Gemini in connection with Gemini's sales of the products in the specified market segment. In addition, for sales generated outside the Gemini market segment and/or by us directly, Gemini will receive a manufacturing fee for the production of the dietary supplements. Although we and Gemini have agreed in principle to the general parameters of our arrangement with Gemini and have discussed the parameters of royalty payments and manufacturing fees to be paid, the pricing terms for specific products have not yet been agreed upon and will be determined on a case by case basis. In the event we are unable to reach agreement on pricing terms for the products to be produced by Gemini, Gemini would not be obligated to produce or distribute Dr. Koop branded products. Further, these products are in the process of being developed by Gemini, and any delays in the development of these products or the research and development process could result in a delay in the products' anticipated launch date. In addition, once we have approved the products developed by Gemini, if Gemini is unable to meet our manufacturing and delivery requirements at some time in the future, we may suffer interruptions of delivery of certain products while we establish an alternative source. We will also rely on third-party carriers for product shipments, including shipments to and from Gemini's distribution facilities. We are therefore subject to the risks, including employee strikes and inclement weather, associated with any carrier's ability to provide delivery services to meet the fulfillment and shipping needs. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation and our business and results of operations.

  We must establish, maintain and strengthen the Dr. Koop brand in order to attract users to our network and generate revenue from existing and new businesses.

     In order to expand our audience of users, increase our online traffic and successfully implement our new business plans, we must establish, maintain and strengthen the Dr. Koop brand. For us to be successful in establishing the Dr. Koop brand, healthcare consumers must perceive it as a reputable source of health information and products, and advertisers, merchants and manufacturers must perceive it as an effective marketing and sales channel for their products and services. In addition, we must be perceived as being financially stable. If our marketing efforts are not productive or if we cannot strengthen the Dr. Koop brand, our website will receive a lower level of user traffic and we may experience a decline in the number of advertisers, content providers and sponsors who support our website. In addition, we may not be able to implement our offline business model in the consumer products and home healthcare areas. A key element of our strategy to establish, maintain and strengthen the Dr. Koop brand is to encourage consumers to associate it with Dr. C. Everett Koop. We believe that consumers consider Dr. Koop to be a trustworthy and credible leader in the healthcare field, although at times he has been at the center of controversy on various healthcare-related issues. We cannot assure you, however, that Dr. Koop will maintain this reputation, and any damage to his reputation may reduce the commercial viability of the Dr. Koop brand. Allegations of impropriety, even if unfounded, could therefore damage Dr. Koop's reputation and may adversely materially affect our business. In addition, our relationship with Dr. Koop terminates for any reason, we will need to change the name of our website and our business, and devote substantial resources towards building a new marketing and brand strategy.

  Key elements of our marketing and brand building strategies are dependent on our relationship with Dr. C. Everett Koop.

     A key element of our strategy is to associate our company with former U.S. Surgeon General, Dr. C. Everett Koop, Co-Chairman of the Board of our company and a person who we believe is viewed by consumers as a trustworthy and credible leader in the health and wellness fields. We recently entered into a Third Amended and Restated Name and Likeness Agreement with Dr. Koop, which supersedes our previous agreement with him, and which permits us to use his image, name and likeness in connection with our medical and health information network as well as medical, healthcare and/or wellness-related services, products and/or commerce. Under the agreement, our use of Dr. Koop's name, image or likeness is subject to his prior written approval of the resulting products, although he may not unreasonably withhold his approval. The Dr. Koop agreement is exclusive and for a term of seven years, subject to automatic renewal for additional five-year terms unless it is terminated by either party not more than 270 and not less than 180 days before the end of each term. The agreement further provides that Koop may only terminate in the event we are in material breach of the contract and do not cure that material breach within a designated timeframe or under certain other circumstances. If the Dr. Koop agreement is terminated other than due to a breach or default by us, we will have the right to use the name, image or likeness of Dr. Koop on a non-exclusive basis, potentially with other users of his name and likeness. Additionally, we will have the right to use the name, image or likeness of Dr. Koop on an exclusive basis, with respect to any products or services involving or related to our medical and health information network, as well as medical, healthcare and/or wellness-related services, products, or commerce for a period of five years after the termination of the agreement. Furthermore,

Dr. Koop's name, image or likeness may not be licensed or otherwise conveyed to any direct competitor. If we default in our obligations and do not promptly cure the default, Dr. Koop may terminate the Dr. Koop agreement, no rebranding period will apply and we would lose all rights to use Dr. Koop's name, image and likeness on the 90th day after such termination. Dr. Koop may also terminate the Dr. Koop agreement under certain circumstances upon a change in control of our company to which Dr. Koop does not give his prior consent, in which event the agreement automatically terminates and all rights in the Dr. Koop name granted under the agreement immediately revert to Dr. Koop. The rights granted to us under this agreement are intended to survive the incapacity or death of Dr. Koop. Upon the occurrence of any such event, all actions with respect to Dr. Koop under the agreement, including Dr. Koop's approval rights, will be exercisable on behalf of Dr. Koop by a representative designated by Dr. Koop, currently his son.

     If our agreement with Dr. Koop is terminated prior to the end of its current term or not renewed at the end of its current term, we would need to change the name of our website and would need to devote substantial resources towards building a new marketing and brand strategy. Without the ability to use Dr. Koop's name and likeness or Dr. Koop's participation in our business, we may not be able to continue to attract a significant amount of user traffic and advertisers to our website. If Dr. Koop ends his affiliation with us, we could suffer a significant loss of credibility and trust with health consumers as a result. Any development that would cause Dr. Koop (or his representative upon Dr. Koop's incapacity or death) to exercise his right to terminate his relationship with us or which otherwise would cause us to lose the benefits of our affiliation with him would cause our business, results of operation and financial condition to suffer. We do not maintain "key person" life insurance for Dr. Koop or any of our personnel.

  We have terminated our major portal contracts which may result in reduced traffic to our website.

     On April 9, 1999, we entered into agreements with Infoseek Corporation and the Buena Vista Internet Group, units of The Walt Disney Company, under which we became the exclusive provider of health and related content on three websites of the GO Network. Under the Infoseek agreement, we were also the premier health content provider for ABCNews.com. The term of these agreements was for three years and they required us to pay an aggregate of $57.9 million in cash over three years. We also issued warrants to acquire 775,000 shares of our common stock at an exercise price of $8.60 per share. Additionally, on July 1, 1999, we entered into agreements with America Online, Inc. under which we became the premier health content provider across five AOL brands: America Online, CompuServe, AOL.com, Netscape Netcenter and Digital City. The term of the agreement was for four years and it required us to pay $89 million over four years, plus issue fully vested and performance-based warrants to purchase shares of our common stock. These transactions were premised on the assumption that the traffic to our website that would be obtained from these arrangements would permit us to earn revenues greater than the payments made to them. These assumptions proved to be untrue, and since we were unsuccessful in generating sufficient revenues to offset these expenditures, we renegotiated these agreements. Both of these agreements were renegotiated in April 2000 and are no longer in effect.

     Due to our renegotiation, the carriage of our service on the GO Network has ended and our relationship with AOL has terminated. We and AOL remain parties to a separate contract for which we were paid $8.0 million in advance. This contract imposes obligations on us relating to the development of a personal medical record tool and could result in potential financial penalties to us if such tool is not satisfactorily developed by us.

  In order to attract and retain our audience of users, we must provide health content, tools and other features, which meet the changing demands of those users.

     One of our fundamental business objectives is for our website to be a reputable source of health information and services. As with any form of media that depends on consumer usage and interest, we have to provide editorial content and other features such as interactive tools between users and our website in order to continue to attract and retain our audience of users. We expect that competitive factors will create a continuing need for us to retain, improve and add to our editorial content, interactive tools and other features. We will not only have to expend significant funds and other resources to continue to improve our network, but we must also properly anticipate and respond to consumer preferences and demands. Competition for content has increased the fees charged by high quality content providers and we expect this trend to continue. The addition of new features will also require that we continue to improve the technology underlying our website. These requirements require significant time and financial commitments, and we may fail to implement them quickly and efficiently. If we fail to expand the breadth of our offerings quickly or if these offerings fail to achieve market acceptance, our business will suffer significantly as a result of decreased consumer interest in our website and a reduction in advertising and sponsorship revenues.

  Our online business model relies on Internet advertising and sponsorship activities, which may not be an effective or profitable marketing media and may create a perceived conflict of interest issue.

     Although our revised business plan focuses on sources of revenue in addition to advertising, our future continues to depend in part on increased use of the Internet as an advertising medium. We expect to derive a portion of our revenues from advertising and sponsorships. The Internet advertising market is new and rapidly evolving, and we cannot yet predict its effectiveness as compared to traditional media advertising. As a result, demand and market acceptance for Internet advertising solutions remain uncertain. Most of our current or potential advertising customers have little or no experience advertising over the Internet and have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our ability to generate advertising revenues would suffer. Further, our relationship with advertisers and sponsors could be perceived as a conflict of interest by users regardless of the safeguards put in place to segregate our editorial and commercial activities. We are cognizant of the decline in the Internet advertising market and will strive to reduce our dependence on advertising revenues in the future.

     Companies use various pricing models to sell advertising on the Internet. For example, some arrangements rely on the display of an "impression" to a user, while others require that the user gain access to the advertiser's website by clicking on a direct link located on our website. It is difficult for us to predict which, if either, will emerge as the industry standard, thereby making it difficult to project our future advertising rates and revenues. Moreover, measurements of site visitors may not be accurate or trusted by our advertising customers. There are no uniformly accepted standards for the measurement of visitors to a website, no accurate measurement of visitors to a website, and no one accurate measurement for any given Internet visitor metric. Our advertising revenues could also suffer in the same way if we are unable to adapt to new forms of Internet advertising. Moreover, "filter" software programs have become available in the marketplace that filter, limit or prevent advertising from being delivered to an Internet user's computer. Widespread adoption of this software could halt the commercial viability of Internet advertising.

     The process of managing advertising is an increasingly important and complex task. We have retained L90, Inc. to perform ad sales representation and to act as our exclusive third party advertising sales agent for our website. There can be no assurance that we or third party companies will effectively manage and measure the placement of advertisements on our websites and that errors will not occur. We cannot assure you that there will be no miscalculations of these or other measurements in the future. Any miscalculations or other problems with reporting these measurements could have a material adverse effect on our business, financial condition or stock price.

  In order to execute our growth plan we must attract, retain and motivate highly skilled employees, and we face significant competition from other Internet-related, "brick and mortar" and traditional media companies in doing so.

     Our ability to execute our growth plan and be successful also depends on our continuing ability to attract, retain and motivate highly skilled employees. In addition to Dr. C. Everett Koop, Co-Chairman of the Board, we depend on the continued services of key board members, our senior management and other personnel. We have faced particular challenges recently in light of our well-publicized difficulty in obtaining funds and capital, our low stock price which has fallen below the exercise price of most of the stock options granted to employees and a very competitive labor market for technology workers. In addition, market trends indicate that many employees are generally seeking jobs with traditional "brick and mortar" companies, which are perceived as providing better job security, as opposed to Internet-related businesses. Recently, a significant number of our employees have been terminated in cost cutting efforts or voluntarily departed to pursue other opportunities. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, we will experience difficulty in sustaining the level and quality of our business.

  We depend, and will continue to depend on third-party relationships, many of which are short-term or terminable, to generate advertising and provide us with content.

     We depend, and will continue to depend, on a number of third-party relationships to increase traffic on www.drkoop.com and www.drDrew.com and generate advertising and other revenues. Outside parties on which we depend include unrelated website operators that provide links to our website, providers of health content and portals which provide us with the ability to operate and run the website. Many of our arrangements with third-party Internet sites and other third-party service providers are not exclusive and are short-term or may be terminated at any time by either party. We cannot assure you that third parties regard our relationship with them as important to their own respective businesses and operations. They may reassess their commitment to us at any time in the future and may develop their own competitive services or products. In addition, there can be no assurance that the businesses of such operators and providers will remain viable and continue operations in the future.

     We intend to produce only a portion of the health content that will be found on our network. We will rely on third-party organizations that have the appropriate expertise, technical capability, name recognition, reputation for integrity and willingness to syndicate product content for branding and distribution by others. Our content agreement for the Drug Checker feature on our website is up for renewal in the next year. Failure to renew existing content relationships may result in a competitor acquiring a key content provider on an exclusive basis. This could make our network less attractive or useful to end users, which could reduce our advertising and e-commerce revenues.

     We cannot assure you that we will be able to maintain relationships with third parties that supply us with content, carriage, software or related products or services that are crucial to our success, or that such content, carriage, software, products or services will be able to sustain any third-party claims or rights against their use. Also, we cannot assure you that the content, software, products or services of those companies that provide access or links to our website will achieve market acceptance or commercial success. As a result, our existing relationships might not result in sustained business partnerships, successful product or service offerings or the generation of significant revenues for us.

  If our ability to expand our network infrastructure is constrained in any way we could lose customers and suffer damage to our operating results.

     Presently, a relatively limited number of consumers use our website. We must continue to expand and adapt our network infrastructure to accommodate additional users, increased transaction volumes and changing consumer and customer requirements and preferences. We may not be able to accurately project the rate or timing of increases or changes, if any, in the use of our website or to expand and upgrade our systems and infrastructure to accommodate such increases or changes, if any. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to instead use the online services of our competitors.

     Many of our service agreements, such as those with our online community's partners, contain performance standards. If we fail to meet these standards, our partners could terminate their agreements with us or require that we refund part or all of the license fees. The loss of any of our service agreements and/or associated revenues would directly and significantly impact our business. We may be unable to expand or adapt our network infrastructure to meet additional demand or our customers' changing needs on a timely basis, at a commercially reasonable cost, or at all.

  We may have liability for information we provide on our website or which is accessed from our website.

     Because users of our website access health content and services relating to a condition they may have or may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online service providers in the past. Privacy concerns have also resulted in recent actions by the Federal Trade Commission and other government agencies. Others could also sue us for the content and services that are accessible from our website through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. While our agreements, including those with content providers, in some cases provide that we will be indemnified against such liabilities, such indemnification, if available, may not be adequate. Our insurance may not adequately protect us against these types of claims. Further, our business is based on establishing the drkoop network as a trustworthy and dependable provider of health information and services. Allegations of impropriety, even if unfounded, could therefore damage our reputation and business.

  Any failure or inability to protect our intellectual property rights could adversely affect our business.

     Our intellectual property is important to our business. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. The service mark "DRKOOP.COM" is registered in the United States, and other applications are pending for other service marks which incorporate the Dr. Koop name. We intend to change our corporate name to Dr. Koop LifeCare Corporation. In connection therewith, we have filed an application for registration of the "DR. KOOP LIFECARE" service mark in the United States. We have received a demand letter from Lifecare, Inc., claiming infringement of the "LIFECARE" mark. We responded by denying any infringement. Although we do not believe that our proposed use of "DR. KOOP LIFECARE" will infringe upon the service mark rights of LifeCare, Inc. and intends to change our corporate name to Dr. Koop LifeCare Corporation, we cannot assure you that we will not be required to discontinue all uses of "LIFECARE" as part of our name and service marks. We also own applications and registrations in the United States for other marks. Our right to use the Dr. Koop name is granted to us under an agreement with Dr. C. Everett Koop. If we lose our right to use the Dr. Koop name (or, after the name change, the Dr. Koop LifeCare name), we would be forced to discontinue use of the service marks, change our corporate name and adopt a new domain name. These changes could confuse current and potential customers and would adversely impact our business. We also rely on a variety of technologies that are licensed from third parties, including our database and Internet server software, which is used in our website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future.

  We do not expect to pay dividends, and investors should not invest in our common stock expecting to receive dividends.

     We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Holders of Series D Preferred and Series E Preferred are entitled to receive quarterly dividends at the rate of 8% per annum and are payable only when, as, and if declared by our Board of Directors. Such dividends are noncumulative. No dividends may be paid on any common stock or any security junior to the Series D Preferred and Series E Preferred unless all dividends on the Series D Preferred and Series E Preferred for past and current dividends have been paid. Investors should not purchase our common

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stock with the expectation of receiving cash dividends. In addition, if we issue additional shares of preferred stock in the future, holders of such shares would likely be entitled to a dividend preference as well over holders of common stock.

  We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of our company, even if such an acquisition would be beneficial to our stockholders.

     Certain provisions of our certificate of incorporation, our bylaws, Delaware law and material contracts to which we are a party could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.

  Our business may face additional risks and uncertainties not presently known to us, which could cause our business to suffer.

     In addition to the risks specifically identified in this section or elsewhere in this report, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial which may ultimately impair our business, results of operations and financial condition.

RISKS RELATED TO OUR INDUSTRY

  E-BUSINESS DIVISION

     Consumers and the healthcare industry must accept the Internet as a source of health content and services for our business model to be successful.

     To be successful, we must attract to our network a significant number of consumers as well as other participants in the health industry. To date, consumers have generally looked to healthcare professionals as their principal source for health and wellness information. Our business model assumes that consumers will use health information available on our network, that consumers will access important health needs through electronic commerce using our website, and that local healthcare organizations and other participants in the healthcare industry will affiliate with us. Our business model also assumes that the services provided on our network will be supported in part by advertising, sponsorship and similar activities purchased by companies with commercial interests in the healthcare industry and that consumers will accept this practice. Our prior business model has been proven to be unsuccessful and we have not reached break-even as to earnings or cash flow. In addition, our revenues that have historically been and continue to be primarily based on advertising and e-commerce, have declined significantly in the last twelve months. Revenues from our e-Business segment for the quarter ended September 30, 2001 were $490,000 as compared to revenues of $2 million for the quarter ended September 30, 2000.

  The Internet industry is highly competitive and changing rapidly, and we may not have the resources to compete adequately.

     The number of Internet websites offering users health content, products and services is vast and increasing. These companies compete with us for users, advertisers, e-commerce transactions and other sources of online revenues. In addition, traditional media and healthcare providers compete for consumers' attention both through traditional means as well as through new Internet initiatives. We believe that competition for health consumers will continue to increase as the Internet develops as a communication and commercial medium. We compete directly for users, advertisers, e-commerce merchants, syndication partners and other affiliates with numerous Internet and non-Internet businesses, including:

     - health-related online services or websites targeted at consumers, such as healthcentral.com, healthgate.com, intelihealth.com, mayohealth.org, thriveonline.com and webmd.com;

     - online and Internet portal companies, such as America Online, Inc.; Microsoft Network; Yahoo! Inc.; Excite@Home, Inc.; and Lycos Corporation, which commonly distribute multiple sources of health data;
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

     - electronic merchants and conventional retailers that provide health goods and services competitive to those available from links on its website;

     - hospitals, HMOs, managed care organizations, insurance companies and other healthcare providers and payors which offer healthcare information through the Internet; and

     - healthcare information technology organizations such as Healtheon/WebMD, Cerner, IDX and Eclipsys.

     Many of these potential competitors are likely to enjoy substantial competitive advantages compared to us, including:

     - the ability to offer a wider array of online products and services;

     - larger production and technical staffs;

     - greater name recognition and larger marketing budgets and resources;

     - larger customer and user bases; and

     - substantially greater financial, technical and other resources.

     To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and services, as well as our distribution, sales and marketing channels. We must also meet or exceed evolving consumer expectations and competitive standards regarding medical ethics, Internet ethics and privacy concerns. Increased competition could result in a loss of our market share or a reduction in our prices or margins. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services or consolidate with each other or form other strategic alliances.

  There is no established market for the consumer health e-commerce transactions we facilitate.

     We plan to develop relationships with retailers, manufacturers and other providers to offer health products and services through direct links from our website to their website. Such a strategy involves numerous risks and uncertainties. There is no established business model for the sale of health products or services over the Internet. Accordingly, we have limited experience in the sale of products and services online and the development of relationships with retailers, manufacturers or other providers of such products and services, and we cannot predict the rate at which consumers will elect to engage in this form of commerce or the compensation that we will receive for enabling these transactions.

     Consumers may sue us if any of the products or services that are sold through our website are defective, fail to perform properly or injure the user, even if such goods and services are provided by unrelated third parties. Some of our agreements with manufacturers, retailers and other providers contain provisions intended to limit our exposure to liability claims. These limitations may not however prevent all potential claims, and our insurance may not adequately protect us from these types of claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.

  Internet capacity constraints may impair the ability of consumers to access our website, which could hinder our ability to generate advertising revenues.

     Our success will depend, in part, upon a robust communications industry and infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial medium because of:

     - inadequate development of the necessary infrastructure such as a reliable network backbone;

     - timely development of complementary products such as high speed modems;

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     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; and

     - increased government regulation.

  If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to support the demands placed on it.

     Our online business is dependent on the continuous, reliable and secure operation of our website and related tools and functions we provide as well as the Internet generally. We rely on the Internet and, accordingly, depends upon the continuous, reliable and secure operation of Internet servers and related hardware and software. Recently, several large Internet commerce companies have suffered highly publicized system failures, which resulted in adverse reactions to their stock prices, significant negative publicity and, in certain instances, litigation. There have also been recent incidents involving significant disruptions to websites and the Internet generally caused by hackers through the spread of computer viruses, denial of service attacks or similar actions which compromise network security and reliability or damage the personal computers and networks of users. We have also suffered service outages from time to time, although to date none of these interruptions has significantly harmed our business operations or financial condition. To the extent that our service is interrupted, our users will be inconvenienced, our commercial customers will suffer from a loss in advertising or transaction delivery may be diminished and our reputation may be damaged. Some of these outcomes could directly result in a reduction in our stock price, significant negative publicity and litigation. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not have full redundancy for all of our computer and telecommunications facilities and does not maintain a back-up data facility. Our business interruption insurance may be inadequate to protect us in the event of a catastrophe. We also depend on third parties to provide potential users with web browsers and Internet and online services necessary for access to our website. In the past, our users have occasionally experienced difficulties with Internet and other online services due to system failures, including failures unrelated to our systems. Any sustained disruption in Internet access provided by third parties could adversely impact our business for the same reasons as stated above.

  Growth of Internet businesses, particularly in the healthcare sector, may be impacted by privacy or security concerns.

     In February of 2000, concerns about access to consumers' private data on the Internet were raised through published reports regarding whether the practices of a large third-party ad serving corporation could result in the identification of individual consumers by their Internet behavior. In response to these reports, we took immediate action, such as designating a Chief Privacy Officer; launching a privacy center, which explains to consumers issues regarding online privacy; releasing a more detailed privacy statement; and severing our business relationship with our ad serving company and replacing it with an in-house ad serving solution, which was subsequently moved to another third-party ad server with whom we have successfully negotiated a specialized privacy protection agreement. Pursuant to this agreement, personally identifiable information will not be collected from consumers without the specific opt-in consent of the consumer for the purpose intended, and furthermore, where such information is voluntarily provided by the consumer, it will be protected and not shared without a specific consent by the consumer to do so. In December 1999, we helped form a consortium of over a dozen e-Health companies called Hi-Ethics, which is dedicated to adopting "best practice standards" for companies in the sector. The group ratified and released privacy principles related to content, advertising, electronic commerce, and connectivity in the second quarter of 2000.

     We retain confidential customer information in our database, and there is no way of determining whether the usage of health websites may be adversely impacted by such concerns. While our privacy statement makes clear that no personally identifiable user data will be shared without such individual's express consent, it is critical that the facilities and infrastructure which allow us to enforce this policy remain secure and are perceived by consumers to be secure. Despite the implementation of privacy and security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar
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

disruptive events. Security and privacy are important concerns for us especially as we develop additional interactive tools which will retain private user data on our system, and any perception that this personal data is not private and secure would likely be a severe public relations problem for us and our brand.

  Since we operate an Internet-based network, our business is subject to government regulation relating to the Internet, which could impair our operations.

     Because of the increasing use of the Internet as a communication and commercial medium, the government has adopted and may adopt additional laws and regulations with respect to the Internet covering such areas as user privacy, pricing, content, taxation, copyright protection, distribution and characteristics and quality of production and services.

  Since we operate a health network over the Internet, our business is subject to government regulation specifically relating to medical devices, the practice of medicine and pharmacology, healthcare regulation, insurance and other matters unique to the healthcare area.

     Laws and regulations have been or may be adopted with respect to the provision of health-related products and services online, covering areas such as:

     - the regulation of medical devices;

     - the practice of medicine and pharmacology and the sale of controlled products such as pharmaceuticals online;

     - the regulation of government and third-party cost reimbursement; and

     - the regulation of insurance sales.

     FDA Regulation of Medical Devices. The U.S. government considers some computer applications and software to be medical devices and subjects these medical device applications and software to regulation by the United States Food and Drug Administration. We do not believe that the FDA will regulate our current applications or services; however, our applications and services may become subject to FDA regulation. Additionally, we may expand our application and service offerings into areas that subject us to FDA regulation. We have no experience in complying with FDA regulations. We believe that complying with FDA regulations would be time consuming, burdensome and expensive and could delay or prevent our introduction of new applications or services.

     Regulation of the Practice of Medicine and Pharmacology. The practice of medicine and pharmacology requires licensing under applicable state law. We have endeavored to structure our website and online affiliate relationships to avoid violation of state licensing requirements, but a state regulatory authority may at some point allege that some portion of our business violates these statutes. Any such allegation could impact on our business by resulting in lawsuits or otherwise requiring that we substantially change our business to comply with those statutes. If we were required to comply with these licensing statutes, compliance could be costly or not possible. Further, any liability based on a determination that we engaged in the practice of medicine without a license may be excluded from coverage under the terms of our current general liability insurance policy. The operations of our Dr. Koop LifeCare business, as described below, will be subject to these legal requirements.

     State Insurance Regulation. In addition, we market insurance online, offered by unrelated third parties, and receives referral fees from those providers in connection with this activity. The use of the Internet in the marketing of insurance products is a relatively new practice. It is not clear whether or to what extent state insurance licensing laws apply to our activities. We have not sought or received a license under any state's insurance laws. If we were required to comply with such licensing laws, compliance could be costly or not possible.

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  HOME HEALTHCARE DIVISION

  The home healthcare market is competitive and subject to lawsuits.

     The segments of the offline healthcare market in which our home healthcare business operates are highly competitive and are becoming more competitive. In each of our lines of business, there are relatively few barriers to entry. Our competitors include national providers and local providers of healthcare products. Also, infusion therapy is being affected by increasing availability in oral form of medications, which previously were available only by intravenous infusion.

     In addition, participants in the healthcare market are subject to lawsuits based upon alleged malpractice, product liability, negligence or similar legal theories, many of which involve large claims and significant defense costs. We face the risk that such claims will increase once we enter other sections of the health and wellness market. We intend to maintain insurance against professional and product liability; however, a successful claim substantially in excess of our insurance coverage limits could have a materially adverse effect upon us. Further, insurance policies are subject to annual renewal, and it may not be possible to obtain liability insurance in the future on acceptable terms to us or at all. Also, claims against us, regardless of their merit or eventual outcome, may have a material adverse effect upon our reputation.

  Complex laws and regulations are applicable to our home healthcare business and future changes in those laws and regulations could have a material adverse effect on us.

     The healthcare industry, including home infusion therapy services, is subject to stringent laws and regulations at both the federal and state levels, requiring compliance with licensing and certification, complex reimbursement, record-keeping, health information exchange and medical waste disposal and safety requirements. We presently anticipate that we can procure all necessary permits, licenses and certifications; however, failure to obtain, renew or maintain required regulatory approvals or licenses could have a material adverse effect on our business.

     Federal law sets forth health information standards to provide guidelines for electronic transactions and code sets, unique provider, employer, health plan and patient identifiers, security and electronic signatures as well a protecting privacy in the exchange of identifiable health information. The Department of Health and Human Services has released two rules mandating compliance with federal standards. We will be required to implement the uniform standards governing common healthcare transactions by October 16, 2002 and to comply with new standards relating to the privacy of the use and disclosure of individually identifiable health information by April 14, 2003. Rules governing the security of health information have been proposed but have not yet been issued in final form.

     At this time, we anticipate that we will be able to comply with the new federal requirements; however although we cannot estimate the cost of compliance with the new and proposed requirements, it will likely have a significant effect on the manner in which our home healthcare business exchanges health information. The cost of compliance, therefore, could have a material adverse effect on our business, financial condition, results of operation or cash flow. Our failure to comply with the new federal laws may result in criminal penalties and civil sanctions.

     Financial relationships between our home healthcare business and physicians or other referral sources are subject to strict and ambiguous limitations under Medicare and Medicaid fraud and abuse laws and under the so-called Stark Law. In addition, the provision of services, pharmaceuticals and equipment are subject to strict licensing and safety requirements. Violations of these laws and regulations could subject us to severe fines, facility shutdowns and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Changes in these healthcare laws, new interpretations of the existing laws, or changes in payment methodologies may have a significant effect on our business and results of operations.

  Pricing and payment pressures could have a material adverse effect on us.

     The healthcare industry is currently experiencing market-driven reforms placing pressure on healthcare providers to reduce healthcare costs. These market-driven reforms are resulting in industry-wide consolidation.
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

The effect of the consolidation may create downward pressure on home healthcare margins as payors such as managed care organizations and suppliers exert pricing pressures on home healthcare providers. IVonyx's commercial and managed care provider customers represented in excess of 80% of IVonyx's annual revenues in 2000. Also, the home healthcare industry is generally characterized by long collection cycles for accounts receivables due to the complex and time consuming requirements for obtaining reimbursement from payors. In connection with the asset acquisition of IVonyx, we did not acquire IVonyx's accounts receivables. Accordingly, we will have to build up the receivables base from which we can collect against which we can borrow. Because we have incurred operating expenses relating to our Dr. Koop LifeCare business before our receivables base is built up and collected, our working capital has been initially negatively impacted. While state prompt-payment laws and management's collection efforts can help accelerate the timing of payment, no assurances can be made that these efforts will be successful in reducing the level of accounts receivables. In addition, few barriers to entry exist in local home healthcare markets. As a result, we may face increased competition in the future that may further increase pricing pressure and limit our ability to maintain or increase our market share. The ultimate timing and effect of these market-driven reforms cannot be predicted. These reforms may result in a material adverse effect on our business, results of operation or financial condition.

  Healthcare reform may materially affect our business.

     The healthcare industry is subject to a dynamic regulatory environment. Changes in the law, new interpretations of existing laws or changes in reimbursement methodologies may have a significant effect on the definition of allowable activities, the costs of doing business and the amount of reimbursement from government and other third-party payors. Efforts to contain the federal budget, including the Medicare and Medicaid programs, have brought about healthcare reform proposals. State legislators have also, from time to time, considered healthcare reform proposals. Congress and state legislators can be expected to continue to review areas ripe for reform in healthcare delivery systems and reimbursement methodologies and the public will continue to debate these issues in the future. The ultimate timing and effect of federal and state legislative efforts is uncertain. Any such legislation may result in a material adverse effect on our business, results of operation, cash flow or financial condition.

  CONSUMER PRODUCTS

  The dietary supplement market is highly competitive and we may not have the resources to compete effectively.

     Numerous companies, most of which are significantly larger in size and possess greater financial, personnel, distribution and other resources than us, compete with us in the development, manufacture and marketing of dietary supplements. These companies include large and regional supplement manufacturers, pharmaceutical companies and food distributors, among others. We do not currently have operating experience in this area. Competition from such companies could have a material adverse effect on us because such companies have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities far greater than ours. We also face competition in both the health food store and mass market distribution channels from private label dietary supplements and multivitamins offered by health and natural food store chains, drugstore chains, mass merchandisers and supermarket chains.

  Our sales of the dietary supplements and other future consumer products are dependent on consumer and industry perception of these products' efficacy, safety and quality.

     While we intend that all Dr. Koop branded dietary supplement formulations bearing the Dr. Koop brand be based on scientific evidence, future sales will be highly dependent upon consumers' perception of the safety and quality of Dr. Koop branded products as well as similar products distributed by other companies (which may not adhere to the same quality standards as Dr. Koop branded products). We could be adversely affected in the event any of the Dr. Koop branded products or any similar products distributed by other companies should prove or be asserted to be ineffective or unsafe to consumers. In addition, because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume the Dr. Koop branded products as suggested by the manufacturer of such products or other misuse or abuse of the Dr. Koop branded products or any similar products distributed by other companies could have a material adverse effect on our results of operations and financial condition. Furthermore, we believe the recent growth experienced by the nutritional supplement market is based in part on national media attention regarding recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products. Such research has been described in major medical journals, magazines, newspapers and television programs. The scientific research to date is preliminary, and there can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

  PRODUCT LIABILITY

     We face risk of exposure to product liability claims in the event that the use of Dr. Koop branded products results in injury. We anticipate becoming an additional insured under a new insurance policy to be obtained by Gemini Pharmaceuticals, with which we have contracted to manufacture our dietary supplement product line. In addition, Gemini has agreed to indemnify us for injuries to third parties from products covered by our agreement with Gemini. However, there can be no assurance that such insurance will become available through Gemini or if available will be adequate to cover liabilities or that Gemini will be able to comply with its indemnification obligations in the absence of insurance coverage. Even if the insurance coverage through Gemini becomes unavailable, there can be no assurance we can obtain insurance at a reasonable cost or at all.

  Complex laws and regulations are applicable to our consumer product business and future changes in those laws and regulations could have a material adverse effect on us.

     We have entered into a license agreement with Gemini Pharmaceuticals pursuant to which we will license the Dr. Koop brand to Gemini in connection with the production, promotion, advertisement, sale and distribution of certain dietary supplements. We will participate in the ongoing advertisement and marketing efforts relating to these products. Gemini will be responsible for manufacturing, packaging, shipping, distribution and sale of the products, among other responsibilities.

     The Federal Food and Drug Administration ("FDA") regulates the formulations, manufacturing and labeling of dietary supplements in the United States under the Federal Food, Drug and Cosmetic Act, or FFDCA, and the regulations promulgated thereunder. The FFDCA defines the terms "food" and "dietary supplement" and sets forth various conditions that unless complied with may constitute adulteration or misbranding of such products. In October 1994, the FFDCA was amended by enactment of the Dietary Supplement and Health Education Act ("DSHEA"), which introduced a new statutory framework governing the composition and labeling of dietary supplements. DSHEA created a new class of dietary supplements, which includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet. Significantly, the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, requires evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe.

     In addition, dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 ("NLEA"), which amended the FFDCA, that prohibits the use of any health claims for dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. However, the DSHEA amends the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements commonly referred to as "structure function" claims may describe how particular nutritional supplements affect the structure, function or general well being of the body.

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

     The FDA has broad authority to enforce the provisions of the laws and regulations applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin further manufacture or sale, to publicize information about a hazardous product, to issue warning letters, and to institute criminal proceedings. We can provide no assurance that either we or Gemini will meet all FDA requirements applicable to their respective obligations under the license agreement. Failure of either party to meet such FDA requirements could have a material adverse effect on our results of operations and financial condition.

     The Federal Trade Commission ("FTC"), which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees, agency cease and desist orders, injunctions, and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials and Internet sites. The FTC has been very active in enforcing its requirements that companies possess adequate substantiation in their files for claims in product advertising. We can provide no assurance that the FTC will not scrutinize the advertising of the products that are the subject of the licensing agreement and pursue enforcement actions against us or Gemini in the future.

     We may also be subject to additional laws and regulations administered by the FDA, the FTC, or other regulatory authorities, such as the individual state attorney generals who have authority under individual state consumer protection laws to impose injunctions and fines within their states. In addition, if we elect to distribute or permit the distribution of Dr. Koop branded products in countries other than the United States we would become subject to regulatory requirements in those countries. We are unable to predict the nature of such laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, may have on our business. Among other things, they could require the reformulation of certain products to meet new standards, recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and additional scientific substantiation. Any or all of these requirements could have a material adverse effect on our results of operations and financial condition.

  Forward-looking statements contained in this prospectus may not be realized.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this prospectus. We undertake no obligation after the date of this prospectus to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISKS RELATING TO THIS OFFERING

  Our stock price could fluctuate widely in response to various factors, many of which are beyond our control.

     The market price of our common stock is likely to be highly volatile as the stock market in general has been highly volatile. In particular, the market prices of securities of technology companies, particularly Internet-related companies, have been extremely volatile and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of these companies. Factors that could cause fluctuations in the stock price may include, among other things:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations, new products or new services by us or our competitors;

     - conditions or trends in our industry;

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

     - changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or strategic initiatives;

     - capital commitments;

     - additions or departures of key personnel;

     - future equity or debt offerings or announcements of such offerings; and

     - general market and economic conditions.

     Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance.

  Substantial sales of our common stock by our existing stockholders could cause our stock price to fall.

     The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. As of November 12, 2001, we have 51,791,108 shares of common stock outstanding, approximately 2.5 million shares of Series D Preferred outstanding, which are currently convertible into approximately 72 million shares of our common stock, 520,000 shares of our Series E Preferred outstanding, which are currently convertible into 69.5 million shares of our common stock, and approximately 39 million shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock and securities convertible into shares of our common stock. Approximately 117.6 million shares issuable upon conversion of our Series D Preferred and warrants have been registered for resale pursuant to registration statements that are currently effective, and 69.6 million shares issuable upon conversion of the Series E Preferred and Agency Warrants will be freely tradeable without restriction or further registration under the Securities Act upon the effectiveness of the registration statement to which this prospectus relates. In addition, options to purchase up to approximately 27 million shares of our common stock are outstanding as of November 12, 2001 under our 1997 Stock Option Plan, 1999 Equity Participation Plan, 1999 Stock Option Plan and Amended and Restated 2000 Non-Qualified Option Plan. We have registered or expect to register with the SEC all of the shares of our common stock underlying these options.

  After this offering, our officers, directors and significant stockholders can act together to substantially influence our business and policies and delay or prevent a change in control of our company.

     Our executive officers and directors beneficially own approximately 41% of our outstanding common stock, assuming conversion of shares of our preferred stock and exercise of warrants to purchase common stock held by such executive officers and directors. These stockholders may be able to exercise control over matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing an acquisition or change of control of us, which could negatively impact our stock price or lessen any premium or market price that an acquirer might otherwise pay.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference, forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. The factors listed in the section captioned "Risk Factors" as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered by the selling stockholders for their own account.

     We will receive the exercise price of the Agency Warrants to purchase shares of our Series E Preferred which are convertible into shares of common stock that are being registered pursuant to the Registration Statement to which this prospectus relates that may be exercised by Commonwealth Associates, L.P., but is under no obligation to exercise. Although Commonwealth Associates may exercise its Agency Warrants without making any cash payments to us, Commonwealth Associates may elect to make cash payments in connection with its exercise of the Agency Warrants. Assuming exercise of all of the Agency Warrants and Commonwealth Associates' election of a cash payment in connection with its exercise of all of such warrants, the estimated net proceeds from the exercise of such warrants to purchase shares of our Series E Preferred which are convertible into the shares of common stock that are being registered pursuant to the registration statement to which this prospectus relates would be $360,000. We intend to use any proceeds, if any, from the exercise of the Agency Warrants for general corporate purposes and working capital.

     We will not receive any proceeds from the exercise price of the warrants to purchase shares 100,000 shares of our common stock that are being registered pursuant to the Registration Statement to which this prospectus relates. Under the terms of such warrants, the holders may solely exercise the warrants on a cashless basis.

                              SELLING STOCKHOLDERS

     The 69,600,000 shares of our common stock which may be offered under this prospectus are, to our knowledge, beneficially owned by the selling stockholders listed in the table below. All of the shares of common stock offered by this prospectus are being offered by the selling stockholders for their own accounts. Because the selling stockholders may sell all, some or none of the shares covered by this prospectus, and there are currently no agreements, arrangements or understandings with respect to the sale of any shares, we cannot estimate the number of shares or the percentage or outstanding shares of common stock, that will be held by any of them upon termination of any of the sales.

     This prospectus also covers any additional shares of common stock which become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value which results in an increase in the number of our outstanding shares of common stock.

     The following table identifies each selling stockholder and sets forth information to our knowledge as of the date of this prospectus with respect to the number of shares of common stock which may be offered under this prospectus from time to time by each selling stockholder. This information includes shares obtainable upon exercise of warrants, which are currently convertible or exercisable into shares of common stock. Except as otherwise indicated, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 51,791,108 shares of common stock outstanding on November 12, 2001.

                                                       NUMBER OF SHARES     NUMBER OF SHARES
                                  NUMBER OF SHARES     OF COMMON STOCK        COMMON STOCK        PERCENTAGE OF
                                    COMMON STOCK      BENEFICIALLY OWNED   BENEFICIALLY OWNED     COMMON STOCK
                                  HEREBY REGISTERED      PRIOR TO THE          AFTER THE        OUTSTANDING AFTER
SELLING STOCKHOLDER                  FOR SALE**         OFFERING(1)**        OFFERING(1)**+       THE OFFERING
-------------------               -----------------   ------------------   ------------------   -----------------
Prime Ventures, LLC(2)..........      3,125,000            6,517,857            3,392,857               6.1%
Highview Ventures, LLC(3).......      1,562,500            9,651,785            8,089,285              13.5%
EKC Ventures, LLC...............        125,000              125,000                    0                 *
Marshall S. Geller(4)...........      2,500,000            5,454,327            2,954,327               5.4%
Commonwealth Associates,
  L.P.(5).......................      4,500,000            7,908,457            3,408,547               6.2%
ComVest Venture Partners,
  LP(5).........................      7,812,500           26,993,924           19,071,424              26.9%
Robert Priddy(5)................     14,187,500           19,901,786            5,714,286               9.9%
J.F. Shea & Co., Inc., as
  Nominee 2000-96(6)............     12,500,000           21,071,429            8,571,429              14.2%
Michael Bollag(7)...............        375,000            1,748,591            1,373,591               2.6%
BNB Investments Associates(8)...        250,000            1,035,714              785,714               1.5%
Gerald B. Cramer................      1,250,000            1,250,000                    0                 *
A.C. Israel Enterprises,
  Inc.(9).......................      1,000,000            2,506,318            1,506,318               2.8%
Barry W. Gray(10)...............        125,000              313,290              188,290                 *
Thomas C. Israel(11)............        125,000              313,290              188,290                 *
Joseph M. La Motta..............        625,000              625,000                    0                 *
Neal Goldman....................      1,250,000            1,250,000                    0                 *
Porter Partners, L.P.(12).......      2,500,000            3,071,428              571,428               1.1%
Ben Joseph Partners(13).........      1,250,000            1,535,714              285,714                 *
EDJ Limited(14).................      1,250,000            1,535,714              285,714                 *
Noam Gottesman and Geraldine
  Gottesman, as Joint
  Tenants(15)...................      1,562,500            2,991,070            1,428,570               2.7%
Jacob Goldfield(16).............      3,125,000            3,410,714              285,714                 *
Jacob Safier....................      2,500,000            2,500,000                    0                 *
Harvard Investments Inc.(17)....        437,500            1,437,500            1,000,000               1.9%
Kenneth Skolnick and Melissa S.
  Skolnick, as Joint
  Tenants(18)...................        375,000              517,857              142,857                 *
Michael K. Hoover(19)...........        625,000            1,053,571              428,571                 *
Wolfson Equities................      3,750,000            3,750,000                    0                 *
Harvard Developments Inc.(20)...         62,500              205,357              142,857                 *
Carol R. Hill Spousal
  Trust(21).....................        750,000            2,464,284            1,714,284               3.2%
Matthew G. Delaney(22)..........         25,000               25,000                    0                 *
Thomas J. Mistler(23)...........         25,000               25,000                    0                 *
F. Dennis Pryor, III(24)........         25,000               25,000                    0                 *
Clark, Thomas & Winters(25).....         25,000               25,000                    0                 *

---------------

  *  Represents less than 1% of the issued and outstanding shares.

 ** Unless otherwise noted in the table, the number of shares of common stock registered for sale hereunder and the number of shares beneficially owned consists of shares issuable upon conversion of shares of drkoop.com's Series E Preferred.

  + Assumes the Selling Stockholder sells all shares being registered in the Registration Statement to which this prospectus relates.

 (1) Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities. Under the SEC's rules, shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of November 12, 2001, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Accordingly, for purposes of determining the beneficial ownership of common stock of a holder of warrants, such warrants are exercisable, but no other derivative securities would be treated as having been converted into common stock for purposes of the calculation. As a result, given the significant number of derivative securities that we have outstanding, each holder's percentage of common stock outstanding set forth above will overstate the percentage that such holder would have of all of our common stock on a fully diluted basis.

 (2) The shares of common stock listed as beneficially owned by Prime Ventures, LLC consist of: (i) 3,125,000 shares of common stock issuable upon conversion of 25,000 shares of Series E Preferred, (ii) 2,857,143 shares of common stock issuable upon conversion of 100,000 shares of Series D Preferred, and (iii) warrants to purchase 535,714 shares of common stock at an exercise price of $0.35 per share.

 (3) The shares of common stock listed as beneficially owned by Highview Ventures, LLC consist of: (i) 1,562,500, shares of common stock issuable upon conversion of 12,500 shares of Series E Preferred, (ii) 1,428,571 shares of common stock issuable upon conversion of 50,000 shares of Series D Preferred, (iii) warrants to purchase 142,857 shares of common stock at an exercise price of $0.35 per share, (iv) 3,125,000 shares of common stock issuable upon conversion of 25,000 shares of Series E Preferred issued to Prime Ventures, (v) 2,857,143 shares of common stock issuable upon conversion of 100,000 shares of Series D Preferred issued to Prime Ventures, and (vi) warrants to purchase 535,714 shares of common stock at an exercise price of $0.35 per share issued to Prime Ventures. The shares of common stock listed as registered for sale hereby consist of the item listed in clause (i) of the previous sentence. Richard M. Rosenblatt, our Co-Chairman and Chief Executive Officer, is the sole Managing Member of Highview Ventures and is a Managing Member of Prime Ventures. Highview Ventures, as the holder of a majority of the equity securities of Prime Ventures, has shared voting and dispositive power with respect to the securities issued to Prime Ventures.

 (4) The shares of common stock listed as beneficially owned by Marshall S. Geller consist of: (i) 2,500,000 shares of common stock issuable upon conversion of 20,000 shares of Series E Preferred, (ii) 1,428,571 shares of common stock issuable upon conversion of 50,000 shares of Series D Preferred, and (iii) warrants to purchase 1,142,857 shares of common stock at an exercise price of $0.35 per share, (iv) warrants to purchase 232,899 additional shares of common stock at an exercise price of $0.35 per share and (v) 150,000 shares of common stock issuable upon the exercise of options at an exercise price of $0.75 per share exercisable within 60 days of November 12, 2001.

 (5) The number of shares beneficially owned is based solely on a joint Schedule 13D, as amended, filed with the SEC on September 28, 2001. Commonwealth Associates, L.P. may be deemed to have shared voting and dispositive power with respect to 7,908,547 shares of common stock which include (i) 4,500,000 shares of common stock underlying the 36,000 shares of Series E Preferred issuable upon the exercise of the Agency Warrants and (ii) 3,408,547 shares issuable upon the exercise of certain warrants owned by Commonwealth Associates, L.P. ComVest Venture Partners LP may be deemed to have shared voting and dispositive power with respect to 26,883,924 shares of common stock which includes (i) 7,812,500 shares of common stock issuable upon conversion of shares of Series E Preferred, (ii) 4,285,710 shares of common stock issuable upon the conversion of 150,000 shares of Series D Preferred, (iii) 14,785,714 shares of common stock upon exercise of certain warrants held by Comvest Venture Partners. Mr. Priddy is a director of Commonwealth Associates Management Company, Inc., the general partner of Commonwealth Associates, L.P., and the manager and principal member of RMC Capital, LLC. Mr. Priddy may be deemed to have shared voting and dispositive power with respect to 19,901,786 shares of common stock, which includes (i) 14,187,500 shares of common stock issuable upon conversion of 113,500 shares of Series E Preferred, (ii) 5,714,286 shares of common stock issuable upon conversion of 200,000 shares of Series D Preferred beneficially held by RMC Capital, LLC.

 (6) The shares of common stock listed as beneficially owned by J.F. Shea Co., Inc. as Nominee 2000-96, consist of: (i) 12,500,000 shares of common stock issuable upon conversion of 100,000 shares of Series E Preferred, and (ii) 8,571,429 shares of common stock issuable upon conversion of 300,000 shares of Series D Preferred.

 (7) The shares of common stock listed as beneficially owned by Michael Bollag consist of: (i) 375,000 shares of common stock issuable upon conversion of 3,000 shares of Series E Preferred, (ii) 1,142,856 shares of common stock issuable upon conversion of 40,000 shares of Series D Preferred, and (iii) warrants to purchase 230,735 shares of common stock.

 (8) The shares of common stock listed as beneficially owned by BNB Investments Associates consist of: (i) 250,000 shares of common stock issuable upon conversion of 2,000 shares of Series E Preferred, (ii) 714,285 shares of common stock issuable upon conversion of 25,000 shares of Series D Preferred, and (iii) warrants to purchase 71,429 shares of common stock.

 (9) The shares of common stock listed as beneficially owned by A.C. Israel Enterprises, Inc. consist of: (i) 1,000,000 shares of common stock issuable upon conversion of 8,000 shares of Series E Preferred, (ii) 1,199,999 shares of common stock issuable upon conversion of 42,000 shares of Series D Preferred, and (iii) warrants to purchase 306,319 shares of common stock.

(10) The shares of common stock listed as beneficially owned by Barry W. Gray consist of: (i) 125,000 shares of common stock issuable upon conversion of 1,000 shares of Series E Preferred, (ii) 150,000 shares of common stock issuable upon conversion of 5,250 shares of Series D Preferred, and (iii) warrants to purchase 38,290 shares of common stock.

(11) The shares of common stock listed as beneficially owned by Thomas C. Israel consist of: (i) 125,000 shares of common stock issuable upon conversion of 1,000 shares of Series E Preferred, (ii) 150,000 shares of common stock issuable upon conversion of 5,250 shares of Series D Preferred, and (iii) warrants to purchase 38,290 shares of common stock.

(12) The shares of common stock listed as beneficially owned by Porter Partners, L.P. consist of: (i) 2,500,000 shares of common stock issuable upon conversion of 20,000 shares of Series E Preferred, and (ii) 571,428 shares of common stock issuable upon conversion of 20,000 shares of Series D Preferred.

(13) The shares of common stock listed as beneficially owned by Ben Joseph Partners consist of: (i) 1,250,000 shares of common stock issuable upon conversion of 10,000 shares of Series E Preferred, and (ii) 285,714 shares of common stock issuable upon conversion of 10,000 shares of Series D Preferred.

(14) The shares of common stock listed as beneficially owned by EDJ Limited consist of: (i) 1,250,000 shares of common stock issuable upon conversion of 10,000 shares of Series E Preferred, and (ii) 285,714 shares of common stock issuable upon conversion of 10,000 shares of Series D Preferred.

(15) The shares of common stock listed as beneficially owned by Noam Gottesman and Geraldine Gottesman consist of: (i) 1,562,500 shares of common stock issuable upon conversion of 12,500 shares of Series E Preferred, and (ii) 1,428,570 shares of common stock issuable upon conversion of 50,000 shares of Series D Preferred.

(16) The shares of common stock listed as beneficially owned by Jacob Goldfield consist of: (i) 3,125,000 shares of common stock issuable upon conversion of 25,000 shares of Series E Preferred, and (ii) 285,714 shares of common stock issuable upon conversion of 10,000 shares of Series D Preferred.

(17) The shares of common stock listed as beneficially owned by Harvard Investments Inc. consist of: (i) 437,500 shares of common stock issuable upon conversion of 3,500 shares of Series E Preferred, and (ii) 999,999 shares of common stock issuable upon conversion of 35,000 shares of Series D Preferred.

(18) The shares of common stock listed as beneficially owned by Kenneth Skolnick and Melissa S. Skolnick consist of: (i) 375,500 shares of common stock issuable upon conversion of 3,500 shares of Series E Preferred, and (ii) 142,857 shares of common stock issuable upon conversion of 5,000 shares of Series D Preferred.

(19) The shares of common stock listed as beneficially owned by Michael K. Hoover consist of: (i) 625,000 shares of common stock issuable upon conversion of 5,000 shares of Series E Preferred, and (ii) 428,571 shares of common stock issuable upon conversion of 15,000 shares of Series D Preferred.

(20) The shares of common stock listed as beneficially owned by Harvard Developments Inc. consist of: (i) 62,500 shares of common stock issuable upon conversion of 500 shares of Series E Preferred, and (ii) 142,857 shares of common stock issuable upon conversion of 5,000 shares of Series D Preferred.

(21) The shares of common stock listed as beneficially owned by Carol R. Hill Spousal Trust consist of: (i) 750,000 shares of common stock issuable upon conversion of 6,000 shares of Series E Preferred, and (ii) 1,714,284 shares of common stock issuable upon conversion of 60,000 shares of Series D Preferred.

(22) The shares of common stock listed as beneficially owned by Matthew G. Delaney consist of warrants to purchase 25,000 shares of common stock at an exercise price of $2.50 per share.

(23) The shares of common stock listed as beneficially owned by Thomas J. Mistler consist of warrants to purchase 25,000 shares of common stock at an exercise price of $2.50 per share.

(24) The shares of common stock listed as beneficially owned by F. Dennis Pryor, III consist of warrants to purchase 25,000 shares of common stock at an exercise price of $2.50 per share.

(25) The shares of common stock listed as beneficially owned by Clark, Thomas & Winters consist of warrants to purchase 25,000 shares of common stock at an exercise price of $2.50 per share.

                              PLAN OF DISTRIBUTION

     Shares of our common stock held by the selling stockholders and covered by this prospectus may be sold or distributed at any time or from time to time by the selling stockholders, their donees, transferees or other successors in interest, in one or more transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at such other prices as the selling stockholders may determine from time to time.

     The selling stockholders may offer their shares at various times in one or more of the following transactions

     - in a distribution by one or more underwriters on a firm commitment or best efforts basis;

     - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

     - in transactions involving cross or block trades or otherwise on any of the United States securities exchanges or quotation services where the common stock is listed or quoted at the time of the sale, including the Over the Counter Bulletin Board where our common stock is listed;

     - in transactions other than on the exchanges or services described above;

     - in the over-the-counter market;

     - in privately negotiated transactions;

     - in connection with transactions to cover short sales;

     - by pledge or by grant of a security interest in the shares to secure debts and other obligations;

     - through the writing of options, whether the options are listed on an option exchange or otherwise;

     - in connection with the writing of non-traded and exchange traded-call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

     - through the distribution of the shares by any selling stockholder to its partners, members or stockholders; or

     - in a combination of any of the above transactions.

     The selling stockholders have sole discretion not to accept any purchase offer or make any sale of shares offered by this prospectus if they deem the purchase price to be unsatisfactory. Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any of the shares offered by this prospectus from or through such broker or dealer. The compensation of such broker-dealers may be deemed underwriting discounts and commissions. In addition, any shares covered by this prospectus that qualify for sale under Rule 144 may be sold under Rule 144 rather than this prospectus.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distribution of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institutions of the shares.

     The broker-dealer or other financial institutions may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     To comply with the securities laws of certain jurisdictions, if applicable, the shares offered by this prospectus will be sold in the jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless (1) the shares offered by this prospectus have been registered or qualified for sale in such state or an exemption from registration exists or (2) qualification is available and is complied with. Also, each selling stockholder will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations of both acts, including Regulation M. The provisions of Regulation M may limit the timing of purchases and sales of shares of the common stock by the selling stockholders.

     We will make copies of this prospectus available to the selling stockholders. We have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required we will distribute a prospectus supplement that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     Pursuant to the terms of the registration rights agreements between us and the selling stockholders, we will pay all expenses of the registration of the common stock, except that the selling stockholders will pay any applicable underwriting discounts and commissions. We will indemnify the selling stockholders against certain civil liabilities, including certain civil liabilities under the Securities Act. Conversely, the selling stockholders will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for drkoop.com, Inc. by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

     The financial statements incorporated in this Registration Statement on Form S-3 by reference to the annual report on Form 10-K of drkoop.com, Inc. for the year ended December 31, 2000 and by reference to the financial statements of Ivonyx Group Services, Inc. and Subsidiaries, which appears in the report on Form 8-K/A of drkoop.com, filed on November 2, 2001, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accounts, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC's rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any report, document or any other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you on the SEC's website (http://www.sec.gov).

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated is considered to be a part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and the exhibits thereto and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the earlier of the date that the selling stockholders sell all of the common stock or another date as the offering is terminated and any unsold shares are deregistered by the filing of a post-effective amendment.

SEC FILING                                            PERIOD COVERED OR DATE OF FILING
----------                                            --------------------------------
Annual Report on Form 10-K..........................  Year ended December 31, 2000
Quarterly Report on Form 10-Q.......................  Quarter ended September 30, 2001
Quarterly Report on Form 10-Q.......................  Quarter ended June 30, 2001
Quarterly Report on Form 10-Q.......................  Quarter ended March 31, 2001
Form 8-K............................................  November 2, 2001
Form 8-K............................................  October 9, 2001
Form 8-K............................................  August 30, 2001
Form 8-K............................................  August 21, 2001
Form 8-K............................................  August 9, 2001
Form 8-K............................................  July 31, 2001
Form 8-K............................................  July 27, 2001
Form 8-K............................................  July 16, 2001
Form 8-K............................................  July 9, 2001
Form 8-K............................................  April 16, 2001

     You may request a copy of these filings or exhibits thereto, at no cost, by making a telephonic or written request to:

                                drkoop.com, Inc.
                                Attn: Secretary
                         225 Arizona Avenue, Suite 250
                         Santa Monica, California 90401
                           Telephone: (310) 395-5700

     The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained directly in this prospectus. Any information we later file with the SEC will automatically update and supersede this information.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by drkoop.com in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission Fee......................  $ 1,740.00
Legal Fees, Accounting Fees and Expenses....................  $30,000.00
Miscellaneous...............................................  $20,000.00
                                                              ----------
          Total.............................................  $51,740.00
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our restated certificate of incorporation in effect as of the date hereof, and our restated certificate of incorporation to be in effect upon the closing of this offering provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended, the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under Delaware law, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has applied for liability insurance for its officers and directors.

     Section 145 of Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of Delaware law, or (iv) for any transaction from which the director derived an improper personal benefit. Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of Delaware law and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     We have entered into contractual indemnification agreements with each of our executive officers and directors. These agreements provide for contractual indemnification to the fullest extent permitted by applicable law and provide mechanical and administrative procedures to be followed in the event of any such claim.

ITEM 16.  EXHIBITS

NUMBER                             DESCRIPTION
------                             -----------
 3.7**     Certificate of Designation of Series E 8% Convertible
           Preferred Stock of drkoop.com, Inc.
 4.1*      Specimen common stock certificate.
 4.8**     Agency Warrant to purchase 36,000 shares of Series E 8%
           Convertible Preferred Stock issued to Commonwealth
           Associates, L.P.
 5.1       Opinion of Latham & Watkins (to be filed by amendment)
10.111**   Form of Placement Agency Agreement, dated as of July 27,
           2001, by and between drkoop.com, Inc. and Commonwealth
           Associates, L.P.
10.112**   Form of Subscription Agreement (including the Registration
           Rights Agreement attached as Annex A thereto), by and
           between drkoop.com, Inc. and purchasers of Series E 8%
           Convertible Preferred Stock.
23.1       Consent of Independent Accountants
23.2       Consent of Latham & Watkins (included in Exhibit 5.1 (to be filed by amendment))
24.1       Powers of Attorney (included on page II-5).

---------------

 * Incorporated by reference to the Registrant's Form S-1 (333-73459).

** Incorporated by reference from our current report on Form 8-K dated August
   20, 2001, filed August 30, 2001.

 + We have requested confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act");

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on this 20th day of November, 2001.

                                          drkoop.com, Inc.

                                          By:   /s/ RICHARD M. ROSENBLATT
                                            ------------------------------------
                                            Name: Richard M. Rosenblatt
                                            Title:  Chief Executive Officer and
                                              Director

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Richard
M. Rosenblatt and Stephen Plutsky, and each of them individually, as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of the individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as her or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                  TITLE                      DATE
                  ---------                                  -----                      ----



          /s/ RICHARD M. ROSENBLATT               Chief Executive Officer and     November 20, 2001
---------------------------------------------      Co-Chairman of the Board
            Richard M. Rosenblatt                (Principal Executive Officer)




             /s/ STEPHEN PLUSTKY                    Chief Financial Officer       November 20, 2001
---------------------------------------------      (Principal Financial and
               Stephen Plutsky                        Accounting Officer)




          /s/ C. EVERETT KOOP, M.D.                Co-Chairman of the Board       November 20, 2001
---------------------------------------------
            C. Everett Koop, M.D.




           /s/ EDWARD A. CESPEDES                 Vice-Chairman of the Board      November 20, 2001
---------------------------------------------
             Edward A. Cespedes




                                                           Director               November 20, 2001
---------------------------------------------
             Marshall S. Geller




               /s/ HAROLD BLUE                             Director               November 20, 2001
---------------------------------------------
                 Harold Blue

                  SIGNATURE                                  TITLE                      DATE
                  ---------                                  -----                      ----





                                                           Director               November 20, 2001
---------------------------------------------
             George A. Vandeman




                                                           Director               November 20, 2001
---------------------------------------------
               Joseph P. Wynne




          /s/ G. PETER MOLLOY, JR.                         Director               November 20, 2001
---------------------------------------------
            G. Peter Molloy, Jr.